October 27, 2006

Room 4561

Mr. William McHale
Chief Financial Officer
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

      Re: Infocrossing, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 15, 2006
                File No. 000-20824

Dear Mr. McHale:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                Sincerely,

                                Craig Wilson
                                Senior Assistant Chief Accountant